                United States Securities and Exchange Commission
                              Washington, DC 20549
                                    FORM 6-K
                            Report of Foreign Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended September 30, 2001
                        Commission File Number 333-72195
                          INFOSYS TECHNOLOGIES LIMITED

             (Exact name of Registrant as specified in its charter)
                                 Not Applicable
                (Translation of Registrant's name into English)
                          Bangalore, Karnataka, India
                (Jurisdiction of incorporation or organization)

       Electronics City, Hosur Road, Bangalore, Karnataka, India 561 229.
                                +91-80-852-0261
                    (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes                     No   x

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

          Not applicable.

Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references herein to the "company" or to "Infosys" are to Infosys Technologies Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. Yantra Corporation, a Delaware Corporation ("Yantra"), in which the company holds a minority interest, is considered a subsidiary of the company for purposes of Indian GAAP. "Infosys" is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

In this Quarterly Report, references to "$" or "Dollars" or "U.S. Dollars" are to the legal currency of the United States, references to "EUR" or "Euro" or " " are to the legal currency of the European Union and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. The company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in Dollars. References to a particular "fiscal" year are to the company's fiscal year ended March 31 of such year.

Unless otherwise specified herein, financial information has been converted into Dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of September 30, 2001, which was Rs. 47.90 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-looking statements may prove inaccurate

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

Part I - Financial information
Item 1. Financial statements

Balance Sheets as of

------------------------------------------------------------------------------------------------------------------------
                                                                 September 30, 2001  September 30, 2000   March 31, 2001
                                                                    (Unaudited)          (Unaudited)          (Audited)
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents .......................................  $ 149,392,226       $ 116,475,448       $ 124,084,245
Trade accounts receivable, net of allowances ....................     71,807,005          52,826,967          64,942,062
Deferred tax assets .............................................      1,817,416                   -           1,265,142
Prepaid expenses and other current assets .......................     17,717,830          13,255,567          16,452,863
------------------------------------------------------------------------------------------------------------------------
Total current assets ............................................    240,734,477         182,557,982         206,744,312
Property, plant and equipment - net .............................    149,145,830          79,371,264         119,773,030
Deferred tax assets .............................................      2,078,817           2,877,129           2,070,428
Investments .....................................................      7,777,393           8,270,443           5,577,393
Advance income taxes ............................................      3,799,181                   -             180,113
Other assets ....................................................      9,860,592           6,809,063           8,002,543
------------------------------------------------------------------------------------------------------------------------
Total assets ....................................................  $ 413,396,290       $ 279,885,881       $ 342,347,819
========================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable ................................................  $       7,843       $      44,587       $      28,082
Client deposits .................................................        980,531           2,061,910           1,217,737
Other accrued liabilities .......................................     31,483,326          16,076,816          21,830,484
Income taxes payable ............................................              -           2,355,740                --
Unearned revenue ................................................      6,849,878          15,971,299           7,479,815
------------------------------------------------------------------------------------------------------------------------
Total current liabilities .......................................     39,321,578          36,510,352          30,556,118
========================================================================================================================
STOCKHOLDERS' EQUITY
Common stock, $ 0.16 par value; 100,000,000
  equity shares authorized, Issued and outstanding
  - 66,160,717, 66,151,367 and 66,158,117 as of
  September 30, 2001, September 30, 2000 and
  March 31, 2001, respectively ..................................      8,594,383           8,593,585           8,594,106
Additional paid-in-capital ......................................    122,105,641         121,529,268         122,017,518
Accumulated other comprehensive income ..........................    (37,878,770)        (26,112,795)        (28,664,972)
Deferred stock compensation .....................................    (10,005,936)        (15,047,221)        (12,517,018)
Retained earnings ...............................................    291,259,394         154,412,692         222,362,067
------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity ......................................    374,074,712         243,375,529         311,791,701
------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity ......................  $ 413,396,290       $ 279,885,881       $ 342,247,819
========================================================================================================================

                                  See accompanying notes to financial statements

Assets - September 30, 2001
Cash and cash equivalents.......   36.1%
Property, plant and equipment...   36.1%
Other assets....................   10.4%
Accounts receivable.............   17.4%

Liabilities and stockholder's
  equity - September 30, 2001
Current liabilities.............    9.5%
Stockholders equity.............   90.5%

Statements of income

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended                    Six months ended              Year ended
                                            Sept. 30, 2001     Sept. 30, 2000    Sept. 30, 2001   Sept. 30, 2000     March 31, 2001
                                             (Unaudited)        (Unaudited)       (Unaudited)      (Unaudited)         (Audited)
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES ..................................  $137,258,134      $ 97,939,050      $267,790,892      $178,196,883      $413,850,510
Cost of revenues ..........................    73,051,389        50,198,315       141,466,357        92,160,476       213,613,744
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit ..............................    64,206,745        47,740,735       126,324,535        86,036,407       200,236,766
-----------------------------------------------------------------------------------------------------------------------------------
Operating Expenses:
Selling and marketing expenses ............     7,019,074         4,994,025        12,911,415         9,191,540        20,682,776
General and administrative
  expenses ................................    10,771,278         9,274,568        23,299,156        15,691,481        36,957,609
Amortization of stock
  compensation expense ....................     1,251,327         1,275,796         2,511,082         2,551,592         5,081,795
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses ..................    19,041,679        15,544,389        38,721,653        27,434,613        62,722,180
-----------------------------------------------------------------------------------------------------------------------------------
Operating income ..........................    45,165,066        32,196,346        87,602,882        58,601,794       137,514,586
Other income, net .........................     3,090,300         4,292,181         5,966,399         7,695,238         9,505,343
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes ................    48,255,366        36,488,527        93,569,281        66,297,032       147,019,929
Provision for income taxes ................     6,962,947         3,706,641        13,035,503         6,683,473        15,071,825
-----------------------------------------------------------------------------------------------------------------------------------
Net income ................................  $ 41,292,419      $ 32,781,886      $ 80,533,778      $ 59,613,559      $131,948,104
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per equity share
  Basic ...................................  $       0.63      $       0.50      $       1.23      $       0.90      $       2.01
  Diluted .................................  $       0.62      $       0.49      $       1.22      $       0.89      $       1.98
Weighted equity shares used in
  computing earnings
  per equity share
  Basic ...................................    65,557,784        65,941,034        65,563,317        65,959,151        65,771,256
  Diluted .................................    66,094,152        66,912,722        66,155,053        67,097,321        66,714,739
-----------------------------------------------------------------------------------------------------------------------------------

                              See accompanying notes to the financial statements

Statements of Stockholders' Equity and Comprehensive Income

(Information as of and for the six months ended September 30, 2000 and September 30, 2001 is unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                                                      Common stock              Additional         Comprehensive        Accumulated
                                                 Shares         Par value        paid-in              income              other
                                                                                 capital                              comprehensive
                                                                                                                          income
------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000 ...                66,150,700   $   8,593,510    $ 121,506,726                          $ (14,137,933)
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ........                         -               -                -                                      -
Common stock issued ............                       667              75           22,542                                      -
Amortization of compensation
  related to stock option grants                         -               -                -                                      -
Comprehensive income
  Net income ...................                         -               -                -         59,613,559                   -
  Other comprehensive income
    Translation adjustment .....                         -               -                -        (11,974,862)        (11,974,862)
Comprehensive income ...........                                                                    47,638,697
------------------------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 2000                66,151,367       8,593,585      121,529,268                            (26,112,795)
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared ........                         -               -                -                                      -
Common stock issued ............                     6,750             521          488,250                                      -
Amortization of compensation
  related to stock option grants                         -               -                -                                      -
Comprehensive income
  Net income ...................                         -               -                -         72,334,545                   -
  Other comprehensive income
    Translation adjustment .....                         -               -                -         (2,552,177)         (2,552,177)
Comprehensive income ...........                                                                    69,782,368
------------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001 ...                66,158,117       8,594,106      122,017,518                            (28,664,972)
------------------------------------------------------------------------------------------------------------------------------------
Common stock issued ............                     2,600             277           88,123                                      -
Cash dividends declared ........                         -               -                -                                      -
Amortization of compensation
  related to stock option grants                         -               -                -                                      -
Comprehensive income
  Net income ...................                         -               -                -         80,533,778                   -
  Other comprehensive income
    Translation adjustment .....                         -               -                -         (9,213,798)         (9,213,798)
Comprehensive income ...........                                                                 $  71,319,980
------------------------------------------------------------------------------------------------------------------------------------
Balance as of September 30, 2001                66,160,717   $   8,594,383    $ 122,105,641                          $ (37,878,770)
====================================================================================================================================

----------------------------------------------------------------------------------------------------------
                                                       Deferred           Retained              Total
                                                        stock             earnings           stockholders'
                                                    compensation                                equity

----------------------------------------------------------------------------------------------------------
Balance as of March 31, 2000 ...                   $ (17,598,813)     $  99,773,031       $ 198,136,521
----------------------------------------------------------------------------------------------------------
Cash dividends declared ........                               -         (4,973,898)         (4,973,898)
Common stock issued ............                               -                  -              22,617
Amortization of compensation
  related to stock option grants                       2,551,592                  -           2,551,592
Comprehensive income
  Net income ...................                               -         59,613,559          59,613,559
  Other comprehensive income
    Translation adjustment .....                               -                  -         (11,974,862)
Comprehensive income ...........
----------------------------------------------------------------------------------------------------------
Balance as of September 30, 2000                     (15,047,221)       154,412,692         243,375,529
----------------------------------------------------------------------------------------------------------
Cash dividends declared ........                               -         (4,385,170)         (4,385,170)
Common stock issued ............                               -                  -             488,771
Amortization of compensation
  related to stock option grants                       2,530,203                  -           2,530,203
Comprehensive income
  Net income ...................                               -         72,334,545          72,334,545
  Other comprehensive income
    Translation adjustment .....                               -                  -          (2,552,177)
Comprehensive income ...........
----------------------------------------------------------------------------------------------------------
Balance as of March 31, 2001 ...                     (12,517,018)       222,362,067         311,791,701
----------------------------------------------------------------------------------------------------------
Common stock issued ............                               -                  -              88,400
Cash dividends declared ........                               -        (11,636,451)        (11,636,451)
Amortization of compensation
  related to stock option grants                       2,511,082                  -           2,511,082
Comprehensive income
  Net income ...................                               -         80,533,778          80,533,778
  Other comprehensive income
    Translation adjustment .....                               -                  -          (9,213,798)
Comprehensive income ...........
----------------------------------------------------------------------------------------------------------
Balance as of September 30, 2001                   $ (10,005,936)     $ 291,259,394       $ 374,074,712
==========================================================================================================


See accompanying notes to the financial statements

Statement of cash flows

----------------------------------------------------------------------------------------------------------------------------------
                                                                              Six months ended September 30,         Year ended
                                                                                2001                 2000           March 31, 2001
                                                                            (Unaudited)          (Unaudited)          (Audited)
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income ...........................................................     $  80,533,778       $  59,613,559       $ 131,948,104
Adjustments to reconcile net income to net cash
  provided by operating activities
(Gain) / loss on sale of property, plant and equipment ...............            (4,301)              1,199             (20,053)
Depreciation .........................................................        15,796,701           9,316,317          24,527,867
Deferred tax benefit .................................................          (560,663)           (310,863)         (769,304))
Amortization of deferred stock compensation expense ..................         2,511,082           2,551,592           5,081,795
Provision for investments ............................................                 -                   -           3,480,300
Changes in assets and liabilities
Trade accounts receivable ............................................        (6,864,943)        (21,593,452)        (33,708,547)
Prepaid expenses and other current assets ............................          (606,615)           (910,657)         (2,218,954)
Income taxes .........................................................        (3,619,068)            476,763          (2,059,090)
Accounts payable .....................................................           (20,239)           (932,253)           (948,758)
Client deposits ......................................................          (237,206)          1,636,186             792,013
Unearned revenue .....................................................          (629,937)         11,942,126           3,450,642
Other accrued liabilities ............................................         9,596,440           2,212,335           7,957,303
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities ............................        95,895,029          64,002,852         137,513,318
----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Expenditure on property, plant and equipment .........................       (45,384,195)        (41,139,302)        (96,775,745)
Proceeds from sale of property, plant and equipment ..................           218,995               5,294              49,673
Loans to employees ...................................................        (2,516,401)         (1,003,080)         (4,085,559)
Purchase of investments ..............................................        (2,200,000)         (5,092,505)         (5,879,755)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities ................................       (49,881,601)        (47,229,593)       (106,691,386)
----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds from issuance of common stock ...............................            88,400              22,617             511,388
Payment of dividends .................................................       (11,580,049)         (4,945,052)         (9,321,522)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities ................................       (11,491,649)         (4,922,435)         (8,810,134)
----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash ..............................        (9,213,798)        (11,974,862)        (14,527,039)
----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and
  cash equivalents during the period .................................        25,307,981            (124,038)          7,484,759
Cash and cash equivalents at the beginning of the period .............       124,084,245         116,599,486         116,599,486
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period ...................     $ 149,392,226       $ 116,475,448         124,084,245
==================================================================================================================================
Supplementary information:
Cash paid towards taxes ..............................................     $  13,035,503       $   6,206,710       $  16,950,802
----------------------------------------------------------------------------------------------------------------------------------

                              See accompanying notes to the financial statements

Notes to unaudited financial statements as of and for the three and six months ended September 30, 2001

1    Company overview and significant accounting policies

1.1  Company overview

     Infosys, a world leader in consulting and information technology services, partners with Global 2000 companies to provide business consulting, systems integration, application development and product engineering services. Through these services, Infosys enables its clients to fully exploit technology for business transformation. Clients leverage Infosys' Global Delivery Model to achieve higher quality, rapid time-to-market and cost-effective solutions.

1.2  Basis of preparation of financial statements

     The accompanying financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All amounts are stated in U.S. dollars, except as otherwise specified.

1.3  Use of estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the year. Examples of estimates include accounting for contract costs expected to be incurred to complete software development, allowance for uncollectible accounts receivable, future obligations under employee benefit plans and the useful lives of property, plant and equipment. Actual results could differ from those estimates.

1.4  Revenue recognition

     The company derives its revenues primarily from software services and also from the licensing of software products. Revenue on time-and-material contracts is recognized as the related costs are incurred. Revenue from fixed-price, fixed-time frame contracts are recognized upon the achievement of specified milestones identified in the related contracts, as per the percentage-of-completion method. Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. The company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-time frame contracts. Costs associated with the support services are accrued at the time related revenues are recorded. Revenue from licensing of software products is recognized upon shipment of products and fulfillment of acceptance terms, if any, provided that no significant vendor obligations remain and the collection of the related receivable is probable. When the company receives advances for software development services and products, such amounts are reported as client deposits until all conditions for revenue recognition are met. Maintenance revenue is deferred and recognized ratably over the term of the underlying maintenance agreement, generally 12 months. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed.

1.5  Cash and cash equivalents

     The company considers all highly liquid investments with a remaining maturity at the date of purchase/ investment of three months or less to be cash equivalents. Cash and cash equivalents comprise cash, cash on deposit with banks, marketable securities and deposits with corporations.

1.6  Property, plant and equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

             Buildings                   15 years
             Furniture and fixtures      5 years
             Computer equipment          2-5 years
             Plant and equipment         5 years
             Vehicles                    5 years

     The cost of software purchased for use in software development and services is charged to the cost of revenues at the time of acquisition. The amount of third party software expensed in the six months ended September 30, 2001 and September 30, 2000 and in fiscal 2001 was $ 3,631,011, $ 4,391,188 and
     $ 6,979,492, respectively. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under "Capital work-in-progress".

1.7  Impairment of long-lived assets

     The company evaluates the recoverability of its long-lived assets and certain identifiable intangibles, if any, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell.

1.8  Research and development

     Research and development costs are expensed as incurred. Software product development costs are expensed as incurred until technological feasibility is achieved. Software product development costs incurred subsequent to achieving technological feasibility are not significant and are expensed as incurred.

1.9  Foreign currency translation

     The accompanying financial statements are reported in U.S. dollars. The functional currency of the company is the Indian rupee ("Rs."). The translation of Rs. to U.S. dollars is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date, and for revenue and expense accounts using a monthly average exchange rate for the respective periods. The gains or losses resulting from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The method for translating expenses of overseas operations depends upon the funds used. If the payment is made from a rupee denominated bank account, the exchange rate prevailing on the date of the payment would apply. If the payment is made from a foreign currency, i.e., non-rupee denominated account, the translation into rupees is performed at the average monthly exchange rate.

1.10 Earnings per share

     In accordance with Statement of Financial Accounting Standards ("SFAS") 128, Earnings Per Share, basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the result would be anti-dilutive.

1.11 Income taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

1.12 Fair value of financial instruments

     The carrying amounts reflected in the balance sheets for cash, cash equivalents, accounts receivable and accounts payable approximate their respective fair values due to the short maturities of these instruments.

1.13 Concentration of risk

     Financial instruments that potentially subject the company to concentrations of credit risk consist principally of cash equivalents, trade accounts receivable, investment securities and hedging instruments. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counterparties. In management's opinion, as of September 30, 2001 and 2000 and March 31, 2001, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments, other than the amounts already provided for in the financial statements. Exposure to credit risk is managed through credit approvals, establishing credit limits and monitoring procedures. The company's cash resources are invested with corporations, financial institutions and banks with high investment grade credit ratings. Limitations are established by the company as to the maximum amount of cash that may be invested with any such single entity.

1.14 Retirement benefits to employees

     1.14.1 Gratuity

     In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, based upon which, the company contributes to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and invest in specific designated securities as mandated by law, which generally comprise central and state government bonds and debt instruments of government-owned corporations.

     1.14.2 Superannuation

     Apart from being covered under the Gratuity Plan described above, certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the "Plan") to the Infosys Technologies Limited Employees Superannuation Fund Trust based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions.

     1.14.3 Provident fund

     Eligible employees also receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Infosys contributes a part of the contributions to the Infosys Technologies Limited Employees Provident Fund Trust. The remainders of the contributions are made to the Government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

1.15 Investments

     Investments where the company controls between 20% and 50% of the voting interest are accounted for using the equity method. Investment securities in which the company controls less than 20% voting interest are currently classified as "Available-for-sale securities".

     Investment securities designated as "available-for-sale" are carried at their fair value. Fair value is based on quoted market prices. Unquoted securities are carried at cost, adjusted for declines in value deemed to be other than temporary. Temporary unrealized gains and losses, net of the related tax effect are reported as a separate component of stockholders' equity until realized. Realized gains and losses and declines in value deemed to be other than temporary on available-for-sale securities are included in the statements of income. The cost of securities sold is based on the specific identification method. Interest and dividend income is recognized when earned.

1.16 Stock-based compensation

     The company uses the intrinsic value-based method of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plan. The company has therefore adopted the pro forma disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. All stock options issued to date have been accounted as a fixed stock option plan.

1.17 Dividend

     Dividends on common stock and the related dividend tax are recorded as a liability upon payment.

1.18 Derivative financial instruments

     On April 1, 2001, the company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with a fiscal year-end of March 31. The company enters into forward foreign exchange contracts where the counter party is generally a bank. The company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings immediately.

1.19 Recently issued accounting standards

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that all business combinations be accounted for under a single method-the purchase method. Use of the pooling-of-interests method is no longer permitted and is effective for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for fiscal years beginning after December 15, 2001, with earlier application permitted for entities with fiscal years beginning after March 31, 2001.

     In August 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

     In August 2001, the FASB also issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under this standard, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged.

     Both SFAS 141 and 142 are not currently applicable to the operations of the company. The company is evaluating the impact of SFAS 143 and 144 on its operations.

1.20 Notes to the Financial Statements

     1.20.1 Cash and cash equivalents

     The cost and fair values for cash and cash equivalents as of September 30, 2001 and 2000 and March 31, 2001, respectively are as follows:

-------------------------------------------------------------------------------------------
                                                As of September 30,         As of March 31,
                                              2001              2000             2001
-------------------------------------------------------------------------------------------
        Cost and fair values
        Cash and bank deposits ...      $ 89,380,370      $ 92,216,742      $ 82,702,111
        Deposits with corporations        60,011,856        24,258,706        41,382,134
-------------------------------------------------------------------------------------------
                                        $149,392,226      $116,475,448      $124,084,245
===========================================================================================

     1.20.2 Trade accounts receivable

     Trade accounts receivable, as of September 30, 2001 and 2000 and March 31, 2001, net of allowance for doubtful accounts of $ 4,618,969, $ 1,550,118 and $ 3,902,996, respectively amounted to $ 71,807,005, $ 52,826,967 and $
     64,942,062, respectively. The age profile of trade accounts receivable, net of allowances is given below.

-------------------------------------------------------------------------------------------
                                                                                  in %
                                          As of September 30,                As of March 31,
            Period (in days)         2001                    2000                  2001
-------------------------------------------------------------------------------------------
            0 - 30                   74.9                    75.6                  69.2
            31 - 60                  17.2                    13.6                  26.6
            61 - 90                   7.2                     6.7                   1.7
            More than 90              0.7                     4.1                   2.5
-------------------------------------------------------------------------------------------
                                    100.0                   100.0                 100.0
===========================================================================================

     1.20.3 Prepaid expenses and other current assets

     Prepaid expenses and other current assets consist of the following:

---------------------------------------------------------------------------------
                                      As of September 30,         As of March 31,
                                     2001              2000             2001
---------------------------------------------------------------------------------
Rent deposits .............      $ 2,030,494      $ 1,995,378      $ 2,484,794
Deposits with government
organizations .............        1,364,705          527,971          945,189
Loans to employees ........        8,750,218        6,202,867        8,091,866
Prepaid expenses ..........        4,698,466        4,378,992        4,349,913
Costs in excess of billings          855,220           70,729          503,694
Other advances ............           18,727           79,630           77,407
---------------------------------------------------------------------------------
                                 $17,717,830      $13,255,567      $16,452,863
=================================================================================

     Other advances represent advance payments to vendors for the supply of goods and rendering of services. Deposits with government organizations relate principally to leased telephone lines and Costs in excess of electricity supplies. billings represent costs incurred on fixed price contracts in respect of which milestones are yet to be achieved.

     1.20.4 Property, plant and equipment - net

     Property, plant and equipment consist of the following:

--------------------------------------------------------------------------------------------
                                               As of September 30,           As of March 31,
                                            2001                2000                2001
--------------------------------------------------------------------------------------------
        Land ...................      $   7,653,308       $   6,507,118       $   7,865,351
        Buildings ..............         42,371,265          24,548,112          33,871,448
        Furniture and fixtures .         28,385,473          13,667,773          21,579,707
        Computer equipment .....         56,249,166          32,139,320          48,098,099
        Plant and equipment ....         29,968,047          17,816,936          24,064,927
        Vehicles ...............             73,501              26,723              75,537
        Capital work-in-progress         49,363,019          22,730,386          36,651,724
--------------------------------------------------------------------------------------------
                                        214,063,779         117,436,368         172,206,793
        Accumulated depreciation        (64,917,949)        (38,065,104)        (52,433,763)
--------------------------------------------------------------------------------------------
                                      $ 149,145,830       $  79,371,264       $ 119,773,030
============================================================================================

     Depreciation expense amounted to $ 15,796,701, $ $ 24,527,867, for the six months ended 9,316,317 and September 30, 2001 and 2000 and fiscal 2001, respectively.

1.20.5 Investments

The amortized cost and fair values of available-for-sale securities by major investment type and class of investment are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                       Carrying cost     Fair value
-------------------------------------------------------------------------------------------------------------------
As of September 30, 2001
M-Commerce Ventures Pte Ltd - 70 units, each unit representing 1 Ordinary Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$ 1 each at par, with
  a premium of S$ 1,110 per Redeemable Preference Share                                  $  399,485      $  399,485
Asia Net Media BVI Limited - 30,000,000 Ordinary Shares at $ 0.05 each,
  fully paid, par value $ 0.01 each                                                       1,500,000       1,500,000
EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock, at $ 2.3075 each,
  fully paid, par value $ 0.0001 each                                                             -               -
Alpha Thinx Mobile Services AG - 27,790 Bearer Shares, at 20 each, fully paid,
  par value  1 each                                                                               -               -
CiDRA Corporation - 33,333 Series D Convertible Preferred Stock, at $ 90 each,
  fully paid, par value $ 0.01 each                                                       2,999,970       2,999,970
Workadia Inc., USA - 440,000 Series B Preferred Stock at $ 5 each,
  fully paid, par value $ 0.001 each                                                      2,200,000       2,200,000
JASDIC Park Company - 480 Common Stock, at Y 50,000 each, fully paid,
  par value Y 50,000 each                                                                   177,576         177,576
Purple Yogi Inc. - 276,243 Series D Convertible Preferred Stock, at $ 1.81 each
  fully paid, par value $ 0.001 each                                                        500,000         500,000
Others                                                                                          362             362
-------------------------------------------------------------------------------------------------------------------
                                                                                         $7,777,393      $7,777,393
===================================================================================================================
As of September 30, 2000
M-Commerce Ventures Pte Ltd - 20 units, each unit representing 1 Ordinary Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$ 1 each at par, with
  a premium of S$ 1,110 per Redeemable Preference Share                                  $  112,235      $  112,235
Asia Net Media BVI Limited - 30,000,000 Ordinary Shares at $ 0.05 each, fully paid,
  par value $ 0.01 each                                                                   1,500,000       1,500,000
Alpha Thinx Mobile Services AG - 27,790 Bearer Shares, at 20 each, fully paid,
  par value C 1 each                                                                         480,300         480,300
EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock, at $ 2.3075 each,
  fully paid, par value $ 0.0001 each                                                     3,000,000       3,000,000
CiDRA Corporation - 33,333 Series D Convertible Preferred Stock, at $ 90 each,
  fully paid, par value $ 0.01 each                                                       2,999,970       2,999,970
JASDIC Park Company - 480 Common Stock, at Y 50,000 each, fully paid,
  par value Y 50,000 each                                                                   177,576         177,576
Others                                                                                          362             362
-------------------------------------------------------------------------------------------------------------------
                                                                                         $8,270,443      $8,270,443
===================================================================================================================
As of March 31, 2001
M-Commerce Ventures Pte Ltd - 70 units, each unit representing 1 Ordinary
  Share of S$ 1 each at par and 9 Redeemable Preference Shares of S$ 1 each at par, with a premium of S$ 1,110 per
  Redeemable Preference Share                                                            $  399,485      $  399,485
Asia Net Media BVI Limited - 30,000,000 Ordinary Shares
  at $ 0.05 each, fully paid, par value $ 0.01 each                                       1,500,000       1,500,000
EC Cubed Inc. - 1,300,108 Series D Convertible Preferred Stock,
  at $ 2.3075 each, fully paid, par value $ 0.0001 each                                           -               -
Alpha Thinx Mobile Services AG - 27,790 Bearer Shares,
  at  20 each, fully paid, par value  1 each                                                      -               -
CiDRA Corporation - 33,333 Series D Convertible Preferred Stock,
  at $ 90 each, fully paid, par value $ 0.01 each                                         2,999,970       2,999,970
JASDIC Park Company - 480 Common Stock,
  at Y 50,000 each, fully paid, par value Y 50,000 each                                     177,576         177,576
Purple Yogi Inc. - 276,243 Series D Convertible Preferred Stock,
  at $ 1.81 each fully paid, par value $ 0.001 each                                         500,000         500,000
Others                                                                                          362             362
-------------------------------------------------------------------------------------------------------------------
                                                                                         $5,577,393      $5,577,393
===================================================================================================================

1.20.6 Other assets

     Other assets mainly represent the non-current portion of loans to employees.

1.20.7 Related parties

     The company grants loans to employees for acquiring assets such as property and cars. Such loans are repayable over fixed periods ranging from 1 to 100 months. The annual rates of interest at which the loans have been made to employees vary between 0% through 4%. No loans have been made to employees in connection with equity issues. The loans are generally secured by the assets acquired by the employees. As of September 30, 2001 and 2000 and March 31, 2001, amounts receivable from officers amounting to $ 473,446, $ 204,730 and $ 227,121, respectively are included in prepaid expenses and other current assets, and other assets in the accompanying balance sheets. The required repayments of loans by employees are as detailed below.

---------------------------------------------------------------
                      As of September 30,       As of March 31,
                     2001            2000             2001
---------------------------------------------------------------
2001                     -      $ 6,202,867                -
2002           $ 8,750,218        2,051,248      $ 8,091,866
2003             3,119,998        1,415,237        2,517,809
2004             2,165,452          826,563        1,718,884
2005             1,316,536          640,456        1,033,107
2006             1,023,402                -          800,198
Thereafter       2,235,204        1,875,559        1,932,545
---------------------------------------------------------------
Total          $18,610,810      $13,011,930      $16,094,409
===============================================================

     The estimated fair values of related party receivables amounted to $ 14,305,838, $ 9,953,461 and $ 12,465,374 as of September 30, 2001 and 2000
     and March 31, 2001, respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to develop these estimates of fair value. Consequently, these estimates are not necessarily indicative of the amounts that the company could realize in the market.

1.20.8 Other accrued liabilities

     Other accrued liabilities comprise the following:

---------------------------------------------------------------------------------------------
                                                   As of September 30,        As of March 31,
                                                  2001             2000             2001
---------------------------------------------------------------------------------------------
Accrued compensation to staff                $16,589,239      $ 8,603,416      $12,332,869
Accrued dividends                                159,820           94,718          103,418
Provision for post sales client support        1,755,916        1,374,475        1,578,859
Employee withholding taxes payable               183,717                -           25,000
Provision for expenses                         6,326,568        2,862,094        3,768,256
Retention money                                3,946,821        2,366,731        2,425,439
Others                                         2,521,245          775,382        1,596,643
---------------------------------------------------------------------------------------------
                                             $31,483,326      $16,076,816      $21,830,484
=============================================================================================

1.20.9 Employee post-retirement benefits

     1.20.9.1 Superannuation

     The company contributed $ 609,610, $ 387,397 and $ 796,739 to the superannuation plan in the six months ended September 30, 2001 and 2000 and in fiscal 2001, respectively.

     1.20.9.2 Provident fund

     The company contributed $ 1,536,668, $ 1,010,547 and $ 2,339,794, to the provident fund in the six months ended September 30, 2001 and 2000 and in fiscal 2001, respectively.

1.20.10 Stockholders' equity

     The company has only one class of capital stock referred to as equity shares. All references in these financial statements to number of shares, per share amounts and market prices of the company's equity shares have been retroactively restated to reflect stock splits made by the company.

1.20.11 Equity shares

     1.20.11.1 Voting

     Each holder of equity shares is entitled to one vote per share.

     1.20.11.2 Dividends

     Should the company declare and pay dividends, such dividends will be paid in Indian Rupees. Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

     1.20.11.3 Liquidation

     In the event of a liquidation of the company, the holders of common stock shall be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. The amounts will be in proportion to the number of shares of equity shares held by the stockholders.

     1.20.11.4 Stock options

     There are no voting, dividend or liquidation rights to the holders of warrants issued under the company's stock option plan.

1.20.12 Other income, net

     Other income, net, consists of the following:

-------------------------------------------------------------------------------------------------
                                                 Six months ended September 30,     Year ended
                                                     2001             2000         March 31, 2001
Interest income and others                       $ 4,829,985      $ 3,892,724        $ 8,526,635
Income from sale of special import licenses                -           14,800             14,800
Exchange gains                                       805,506        3,787,714          4,444,208
Provision for investments                                  -                -         (3,480,300)
Others                                               330,908                -                  -
-------------------------------------------------------------------------------------------------
                                                 $ 5,966,399      $ 7,695,238        $ 9,505,343
=================================================================================================

1.20.13 Operating leases

     The company has various operating leases for office buildings that are renewable on a periodic basis. Rental expense for operating leases in the six months ended September 30, 2001 and 2000 and in fiscal 2001 were $ 2,551,105, $ 1,545,988 and $ 3,689,822, respectively. The operating leases can be renewed or canceled at the company's option. The company leases some of its office space under non-cancelable operating leases for periods ranging between three through ten years. The schedule of future minimum rental payments in respect of these leases is set out below.

-------------------------------------------------------------
Year ending September 30,
-------------------------------------------------------------
2002                                              $ 3,322,412
2003                                                3,462,467
2004                                                3,492,642
2005                                                2,916,011
2006                                                1,564,556
Thereafter                                          3,152,555
-------------------------------------------------------------
                                                 $ 17,910,643
=============================================================

1.20.14 Research and development

     General and administrative expenses in the accompanying statements of income include research and development expenses of $ 1,654,750, $ 1,623,703 and $ 3,610,550 for the six months ended September 30, 2001 and 2000 and fiscal 2001 respectively.

1.20.15 Employees' Stock Offer Plans ("ESOP")

     1994 Employees Stock Offer Plan (the "1994 Plan"). In September 1994, the company established the 1994 Plan, which provided for the issuance of 6,000,000 warrants (as adjusted for the stock split effective June 1997, December 1998 and December 1999) to eligible employees. The warrants were issued to an employee welfare trust (the "Trust") at Rs. 0.50 each and were purchased by the Trust using the proceeds of a loan obtained from the company. The Trust holds the warrants and transfers them to eligible employees at Rs. 0.50 each. Each warrant entitles the holder to purchase one of the company's equity shares at a price of Rs. 50 per share. The warrants and the equity shares received upon the exercise of warrants are subject to a five-year aggregate vesting period from the date of issue of warrants to employees. The warrants expire upon the earlier of five years from the date of issue or September 1999. The fair market value of each warrant is the market price of the underlying equity shares on the date of the grant.

     In 1997, in anticipation of a share dividend to be declared by the company, the Trust exercised all warrants held by it and converted them into equity shares with the proceeds of a loan obtained from the company. In connection with the warrant exercise and the share dividend, on an adjusted basis, 3,011,200 equity shares were issued to employees of the company who exercised stock purchase rights and 2,988,800 equity shares were issued to the Trust for future issuance to employees pursuant to the 1994 Plan. Following such exercise, there were no longer any rights to purchase equity shares from the company in connection with the 1994 Plan. Only equity shares held by the Trust remained for future issues to employees, subject to vesting provisions. The equity shares acquired upon the exercise of the warrants vest entirely on completion of five years of service. The warrant holders were entitled to exercise early, but the shares received are subject to the five-year vesting period. As of September 30, 2001, the company's outstanding equity shares included 621,600 equity shares held by the Trust of which 323,000 equity shares were allotted to employees, subject to vesting provisions and are not included in the earnings per share calculation. The warrants allotted and the underlying equity shares are not subject to any repurchase obligations by the company.

     The 1994 Plan expired in fiscal 2000 and no further options will be issued under this plan.

     1998 Employees Stock Offer Plan (the "1998 Plan"). The company's 1998 Plan provides for the grant of non-statutory stock options and incentive stock options to employees of the company. The establishment of the 1998 Plan was approved by the board of directors in December 1997 and by the stockholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,470,000 equity shares representing 2,940,000 American Depositary Shares ("ADS") to be issued under the 1998 Plan. Unless terminated sooner, the 1998 Plan will terminate automatically in January 2008. All options under the 1998 Plan will be exercisable for equity shares represented by ADSs. The 1998 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. All options under the 1998 Plan are exercisable for equity shares represented by ADSs.


     1999 Stock Offer Plan (the "1999 Plan"). In fiscal 2000, the company instituted the 1999 Plan. The stockholders and the Board of Directors approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 6,600,000 equity shares to employees. The 1999 Plan is administered by a Compensation Committee comprising five members, all of who are independent directors on the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the Fair Market Value ("FMV"). Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in a general meeting.

     The activity in the warrants/equity shares of the 1994, 1998 and 1999 Employees Stock Offer Plans in the six months ended September 30, 2001 and 2000 and in fiscal 2001 is set out below.

-----------------------------------------------------------------------------------------------------------------------------------
                                    Six months ended                  Six months ended                       Year ended
                                   September 30, 2001                September 30, 2000                     March 31, 2001
                                Shares          Weighted            Shares         Weighted            Shares          Weighted
                         arising out of          average       arising out of       average         arising out         average
                               options        exercise price        options      exercise price      of options      exercise price
-----------------------------------------------------------------------------------------------------------------------------------
1994 Plan:
Outstanding at the
beginning of the period         330,000       $        1.15         341,400                             341,400
Granted
Forfeited                        (7,000)      $        1.15          (7,200)      $        1.15         (10,600)      $        1.15
Exercised                                                                                                  (800)      $        1.15
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at the
end of the period               323,000                             334,200                             330,000
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable at the
end of the period
Weighted-average
fair value of grants
during the period
at less than market
1998 Plan:
Outstanding at the
beginning of the period         782,753                             344,750                             344,750
Granted                         301,350       $       92.72         116,000       $      324.60         482,420       $      230.88
Forfeited                       (26,595)      $      286.44         (24,350)      $      124.80         (38,200)      $      172.58
Exercised                        (2,600)      $       34.00            (667)      $       34.00          (6,217)      $       53.82
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at the
end of the period             1,054,908                             435,733                             782,753
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable at the
end of the period                60,580                              34,659                              55,558
Weighted-average
fair value of grants
during the period                             $       92.72                       $      324.60                       $      230.88
1999 Plan:
Outstanding at the
beginning of the period       2,793,980       $      124.70       1,006,800                           1,006,800
Granted                       1,452,820       $       63.75         954,100       $      144.36       1,957,830       $      136.68
Forfeited                      (105,740)      $      132.98         (77,900)      $      114.53        (169,450)      $      110.06
Exercised                                                                                                (1,200)      $       89.98
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at the
end of the period             4,141,060                           1,883,000                           2,793,980
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable at the
end of the period               172,699                                                                  93,400
Weighted-average
fair value of grants
during the period                             $       63.64                       $   144.36                          $      136.68
-----------------------------------------------------------------------------------------------------------------------------------

1.20.16 Income taxes

     The provision for income taxes comprises:

--------------------------------------------------------------------------------
                              Six months ended                Year ended
                  September 30, 2001   September 30, 2000   March 31, 2001
--------------------------------------------------------------------------------
Current taxes
  Domestic taxes      $  2,674,305       $  1,831,956       $  5,315,961
  Foreign taxes         10,921,861          5,162,380         10,525,168
--------------------------------------------------------------------------------
                        13,596,166          6,994,336         15,841,129
--------------------------------------------------------------------------------
  Deferred taxes          (560,663)          (310,863)          (769,304)
--------------------------------------------------------------------------------
Aggregate taxes       $ 13,035,503       $  6,683,473       $ 15,071,825
================================================================================

     The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the financial statement items that created these differences are as follows:

---------------------------------------------------------------------------------------
                                          As at September 30,           As at March 31,
                                        2001              2000               2001
---------------------------------------------------------------------------------------
Deferred tax assets:
  Property, plant and equipment      $ 1,777,845       $ 2,835,241       $ 1,519,016
  Provision for doubtful debts         1,781,641                 -         1,587,629
  Investments                          1,442,477                 -         1,598,712
  Others                                       -           596,795           217,842
---------------------------------------------------------------------------------------
                                       5,001,963         3,432,036         4,923,199
  Less: Valuation allowance           (1,105,730)         (554,907)       (1,587,629)
---------------------------------------------------------------------------------------
Net deferred tax assets              $ 3,896,233       $ 2,877,129       $ 3,335,570
=======================================================================================

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the company will realize the benefits of those deductible differences, net of the existing valuation differences at September 30, 2001. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

     All deferred tax expenses / (benefits) are allocated to the continuing operations of the company.

     A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before provision for income taxes is summarized below.

---------------------------------------------------------------------------------------------------------------
                                                               Six months ended                    Year ended
                                                    September 30, 2001   September 30, 2000      March 31, 2001
---------------------------------------------------------------------------------------------------------------
Net income before taxes                                $  93,569,281        $  66,297,032        $ 147,019,929
Enacted tax rates in India                                     35.70%               38.50%               39.55%
---------------------------------------------------------------------------------------------------------------
Computed expected tax expense                             33,404,233           25,524,357           58,146,382
Less: Tax effect due to non-taxable export income        (32,660,107)         (25,226,339)         (57,334,527)
Others                                                     1,098,544              911,820            3,437,865
Effect of tax rate change                                    270,972                    -               (8,077)
Effect of prior period tax adjustments                             -              311,255              305,014
---------------------------------------------------------------------------------------------------------------
Provision for Indian income tax                            2,113,642            1,521,093            4,546,657
Effect of tax on foreign income                           10,921,861            5,162,380           10,525,168
---------------------------------------------------------------------------------------------------------------
Aggregate taxes                                        $  13,035,503        $   6,683,473        $  15,071,825
===============================================================================================================

     The provision for foreign taxes is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include: (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduc-tion"). All but one of the company's software development facilities are located in a designated Software Technology Park ("STP"). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. Additionally, the Export Deduction will be phased out over a period of five years starting from fiscal 2000.

1.20.17 Earnings per share

     The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

----------------------------------------------------------------------------------------------------------------
                                                          Six months ended September 30,           Year ended
                                                            2001                 2000            March 31, 2001
----------------------------------------------------------------------------------------------------------------
Basic earnings per equity share -
  weighted average number of common
  shares outstanding excluding unallocated
  shares of ESOP                                         65,563,317           65,959,151           65,771,256
Effect of dilutive common equivalent shares -
  stock options outstanding                                 591,736            1,138,170              943,483
----------------------------------------------------------------------------------------------------------------
Diluted earnings per equity share -
  weighted average number of common
  shares and common equivalent shares outstanding        66,155,053           67,097,321           66,714,739
----------------------------------------------------------------------------------------------------------------

1.20.18 Derivative financial instruments

     The Company enters into forward foreign exchange contracts where the counter party is generally a bank. The Company considers the risks of non-performance by the counter party as non-material. Infosys held foreign exchange forward contracts of $ 26,000,000, Nil and $ 20,000,000 as of September 30, 2001, September 30, 2000 and March 31, 2001, respectively. The foreign forward exchange contracts mature between one to six months.

1.20.19 Segment reporting

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. In the year ended March 31, 2000, the company provided segmental disclosures based on the geographical segment. However, from the fiscal year ended March 31, 2001, the Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers. The accounting principles consistently used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the summary of significant accounting policies.

     Industry segments for the company are primarily financial services comprising enterprises providing banking finance and insurance services, manufacturing enterprises, enterprises in the telecommunications ("telecom") and retail industries, and others such as utilities, transportation and logistics companies.

     Revenue in relation to segments is categorized based on items that are individually identifiable to that segment, while expenditure is categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted only against the total income of the company.

     Geographic segmentation is driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

     Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

     Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

1.20.19.1 Industry segments

Six months ended September 30, 2001

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             in $
                                 Financial services  Manufacturing       Telecom         Retail           Others           Total
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                             100,520,519       47,571,396       42,782,273     30,291,606       46,625,098      267,790,892
Identifiable operating expenses       35,633,367       19,435,593       11,229,057      8,223,894       17,056,592       91,578,503
Allocated expenses                    27,170,703       12,277,543       11,046,949      7,801,767       12,006,180       70,303,142
-----------------------------------------------------------------------------------------------------------------------------------
Segmental operating income            37,716,449       15,858,260       20,506,267     14,265,945       17,562,326      105,909,247
Unallocable expenses                                                                                                     18,306,365
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                                         87,602,882
Other income (expense), net                                                                                               5,966,399
-----------------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                                                                                  93,569,281
Taxes                                                                                                                    13,035,503
-----------------------------------------------------------------------------------------------------------------------------------
Net income after taxes                                                                                                   80,533,778
===================================================================================================================================

Six months ended September 30, 2000

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             in $
                                 Financial services  Manufacturing       Telecom          Retail           Others           Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues                              56,797,140      33,110,643       33,847,875       14,176,878       40,264,347      178,196,883
Identifiable operating expenses       21,130,346      11,891,229        8,771,785        5,643,973       12,703,803       60,141,136
Allocated expenses                    15,432,644       8,753,644        8,994,004        3,736,195       10,669,557       47,586,044
------------------------------------------------------------------------------------------------------------------------------------
Segmental operating income            20,234,150      12,465,770       16,082,086        4,796,710       16,890,987       70,469,703
Unallocable expenses                                                                                                      11,867,909
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                                          58,601,794
Other income (expense), net                                                                                                7,695,238
------------------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                                                                                   66,297,032
Taxes                                                                                                                      6,683,473
------------------------------------------------------------------------------------------------------------------------------------
Net income after taxes                                                                                                    59,613,559
====================================================================================================================================


Year ended March 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              in $
                                 Financial services  Manufacturing        Telecom          Retail           Others           Total
------------------------------------------------------------------------------------------------------------------------------------
Revenues                             139,616,739       74,004,867       76,412,722       37,684,446       86,131,736     413,850,510
Identifiable operating expenses       49,021,150       28,363,069       19,219,376       11,893,574       26,233,048     134,730,217
Allocated expenses                    38,589,808       19,736,596       20,423,026       10,057,009       23,189,607     111,996,046
------------------------------------------------------------------------------------------------------------------------------------
Segmental operating income            52,005,781       25,905,202       36,770,320       15,733,863       36,709,081     167,124,247
Unallocable expenses                                                                                                      29,609,661
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                                         137,514,586
Other income (expense), net                                                                                                9,505,343
------------------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                                                                                  147,019,929
Taxes                                                                                                                     15,071,825
------------------------------------------------------------------------------------------------------------------------------------
Net income after taxes                                                                                                   131,948,104
====================================================================================================================================

1.20.19.2 Geographic segments
Six months ended September 30, 2001

--------------------------------------------------------------------------------------------------------------------
                                                                                                            in $
                                    North America        Europe            India     Rest of the World      Total
--------------------------------------------------------------------------------------------------------------------
Revenues                             191,835,922       51,822,645        5,965,421       18,166,904      267,790,892
Identifiable operating expenses       64,286,137       18,905,458        2,072,447        6,314,461       91,578,503
Allocated expenses                    50,042,047       13,527,498        2,022,931        4,710,666       70,303,142
--------------------------------------------------------------------------------------------------------------------
Segmental operating income            77,507,738       19,389,689        1,870,043        7,141,777      105,909,247
Unallocable expenses                                                                                      18,306,365
--------------------------------------------------------------------------------------------------------------------
Operating income                                                                                          87,602,882
Other income (expense), net                                                                                5,966,399
--------------------------------------------------------------------------------------------------------------------
Net income before taxes                                                                                   93,569,281
Taxes                                                                                                     13,035,503
--------------------------------------------------------------------------------------------------------------------
Net income after taxes                                                                                    80,533,778
====================================================================================================================

     Six months ended September 30, 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          in $
                                        North America         Europe          India         Rest of the World            Total
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                133,191,257         31,540,046      2,080,597         11,384,983                178,196,883
Identifiable operating expenses          44,072,166         11,403,953        788,656          3,876,361                 60,141,136
Allocated expenses                       35,609,222          8,442,308        553,165          2,981,349                 47,586,044
-----------------------------------------------------------------------------------------------------------------------------------
Segmental operating income               53,509,869         11,693,785        738,776          4,527,273                 70,469,703
Unallocable expenses                                                                                                     11,867,909
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                                         58,601,794
Other income (expense), net                                                                                               7,695,238
-----------------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                                                                                  66,297,032
Taxes                                                                                                                     6,683,473
-----------------------------------------------------------------------------------------------------------------------------------
Net income after taxes                                                                                                   59,613,559
===================================================================================================================================

Year ended March 31, 2001

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         in $
                                         North America        Europe          India          Rest of the World          Total
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                  304,242,537       77,892,656       5,778,286          25,937,031            413,850,510
Identifiable operating expenses            96,358,758       27,210,316       1,943,571           9,217,572            134,730,217
Allocated expenses                         82,053,059       20,951,885       1,866,259           7,124,843            111,996,046
-----------------------------------------------------------------------------------------------------------------------------------
Segmental operating income                125,830,720       29,730,455       1,968,456           9,594,616            167,124,247
Unallocable expenses                                                                                                   29,609,661
-----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                                                                      137,514,586
Other income (expense), net                                                                                             9,505,343
-----------------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                                                                               147,019,929
Taxes                                                                                                                  15,071,825
-----------------------------------------------------------------------------------------------------------------------------------
Net income after taxes                                                                                                131,948,104
===================================================================================================================================

     1.20.19.3 Significant clients

     No client individually accounted for more than 10% of the revenues in the six months ended September 30, 2001 and 2000 and in fiscal 2001.

1.20.20 Commitments and contingencies

     The company has outstanding performance guarantees for various statutory purposes totaling $ 3,275,340, $ 1,415,562 and $ 1,126,611 as of September 30, 2001 and 2000 and March 31, 2001, respectively. These guarantees are generally provided to governmental agencies.

1.20.21 Litigation

     The company is subject to legal proceedings and claims, which have arisen, in the ordinary course of its business. These actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the company.

1.20.22 Non-monetary transaction

     During the year ended March 31, 2001, the company transferred certain Intellectual Property Rights ("IPR") that it had developed and owned in a product called OnScan to Onmobile Systems Inc. (formerly OnScan, Inc). OnScan is a comprehensive web-enabled wireless notification product. In exchange for the transfer, the company received consideration in the form of securities including 100,000 Common Stock, par value $ 0.001 each, 100,000 Series A Voting Convertible Preferred Stock, par value $ 0.001 each and 4,400,000 Series A Nonvoting Convertible Preferred Stock, par value $
     0.001 each. Convertible Preferred Stock is convertible into Common Stock automatically upon the closing of an Initial Public Offering by Onmobile Systems Inc. As of September 30, 2001, the company's controlling interest in Onmobile Systems, Inc. was approximately 12%. The transfer was recorded at historic cost and, accordingly, no gain was recognized on this transaction as of the date of transfer of the IPR.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

     Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the Prospectus filed with the SEC, the factors discussed in the Form 20-F filed with the SEC, and those factors discussed elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with the company's financial statements included herein and the notes thereto.

2.1 Overview

     Infosys, an India-based IT consulting and services company formed in 1981, provides end-to-end consulting for global corporations. The company has partnered with several Fortune 500 and emerging companies in building their next generation information infrastructure for competitive advantage. Infosys' portfolio of services includes e-strategy consulting and solutions, maintenance and re-engineering services, large application development and enterprise integration services. Infosys also has product co-development initiatives with numerous communication and Internet infrastructure companies that are creating the building blocks of the digital economy. In addition, the company develops and markets certain software products. The company utilizes an extensive offshore infrastructure including dedicated offshore software development centers ("OSDCs") to provide managed software solutions to clients worldwide. From fiscal 1997 through fiscal 2001, total revenue increased from $ 39.6 million to $ 413.8 million, the number of the company's software professionals worldwide increased from approximately 1,410 to approximately 8,660, and the number of its India-based software development centers increased from six to sixteen. The company also operationalized proximity development centers in Croydon in the UK and in Chicago, New Jersey and Phoenix in the U.S. in fiscal 2001, and one global development center in Toronto, Canada and two proximity development centers in Fremont and Boston in the U.S. in fiscal 2000.

     The company's revenues are generated principally from software services provided either on a fixed-price, fixed-time frame or a time-and-materials basis. Revenues from services provided on a time-and-materials basis are recognized as related costs are incurred. Revenues from services provided on a fixed-price, fixed-time frame basis are recognized upon the achievement of specified milestones identified in the related contracts, in accordance with the percentage of completion method. Cost of completion estimates are subject to periodic revisions. The company also develops and markets certain software products, including banking software that is licensed primarily to clients in Asia and Africa. Such software products represented 3.8% of total revenue during the three months ended September 30, 2001. The company derived 71.1% of its total revenue from North America, 18.9% from Europe, 1.8% from India and 8.1% from the rest of the world during the three months ended September 30, 2001.

     During the three months ended September 30, 2001 and September 30, 2000, the company derived 23.5% and 31.4% of its total revenue, respectively, from internet and e-commerce projects. Due to shorter time-to-market considerations, e-business projects necessitate higher interaction with clients. This results in a higher proportion of services being performed at client sites. Services performed at a client site typically generate higher per capita revenues, but lower gross margins, than the same quantum of services performed at the company's own facilities. Consequently, any increase in work at client sites can decrease gross margins of the company.

     Cost of revenue consists, primarily, of salary and other compensation expenses, depreciation, data communication expenses, computer maintenance, cost of software purchased for internal use, certain pre-opening expenses for new software development centers, and foreign travel expenses. The company depreciates personal computers and servers over two years and mainframe computers over three years. Third party software is expensed in the period in which it is acquired.

     The company assumes full project management responsibility for each project that it undertakes. During the three months ended September 30, 2001, approximately 69% of the work on a project is performed at the company's facilities in India, and the balance of the work is performed at the client site. The proportion of work performed at company facilities and at client sites varies from quarter to quarter. The company charges higher rates and incurs higher compensation expenses for work performed at a client site. Services performed at a client site typically generate higher revenues per capita, but lower gross margins, than the same quantum of services performed at the company's facilities in India. As a result, total revenues, cost of revenues and gross profit in absolute terms, and as a percentage of revenues, fluctuate from quarter to quarter based on the proportion of work performed offshore at company facilities and at client sites.

     Revenue and gross profits are also affected by employee utilization rates. Utilization rates depend, among other factors, on the number of employees enrolled for in-house training programs, particularly the 14-week classroom training course provided to new employees. Since a large percentage of new hires begin their training in the second quarter, utilization rates have historically been lower in the second and third quarters of a fiscal year.

     Selling and marketing expenses primarily consist of expenses relating to advertising, brand building, sales and marketing office leasing, salaries of marketing personnel and travel. General and administrative expenses consist of expenses relating to communications, finance and administration, legal and professional charges, management, rent, salary and other compensation, travel and miscellaneous administrative costs.

     Other income primarily includes interest income and foreign currency exchange gains.

     The company also intends to substantially expand its software development infrastructure in India. The company had committed $ 14.1 million towards various capital acquisitions as of September 30, 2001. The company has not yet made contractual commitments for the majority of its budgeted capital expenditure. The company intends to spend an amount of approximately $ 35 million on various capital acquisitions for the rest of fiscal 2002 and intends to use its internal accruals to fund this expansion.

2.2 Results of operations

     2.2.1 Three months ended September 30, 2001 compared to three months ended September 30, 2000

     Revenue. Total revenues were $ 137.3 million for the three months ended September 30, 2001, representing an increase of 40.2% over total revenues of $ 97.9 million during the same period in the fiscal 2001. Revenues continued to increase in all segments of the company's services. Custom software development, re-engineering, maintenance and software development through Offshore Software Development Centers ("OSDC") formed a majority of the company's revenues. The increase in revenues was attributable, in part, to a substantial increase in business from certain existing clients and from certain new clients, particularly in the insurance, banking and financial services, and telecommunications industries. Net sales of Finacle(TM) and other products represented 3.8% of total revenues for the three months ended September 30, 2001 as compared to 2.7% in the corresponding period in fiscal 2001. Revenue from services represented 96.2% of total revenues for the three months ended September 30, 2001 as compared to 97.3% in the corresponding period in fiscal 2001. Revenue from fixed-price, fixed-time frame and time-and-materials contracts represented 29.9% and 70.1%, respectively, of total revenues in the three months ended September 30, 2001 as compared to 27.6% and 72.4%, respectively, in the three months ended September 30, 2000. Revenue from North America and Europe represented 71.1% and 18.9%, respectively, of total revenue for the three months ended September 30, 2001 as compared to 75.0% and 18.1%, respectively, during the same period in fiscal 2001.

     Cost of Revenues. Cost of revenues was $ 73.1 million for the three months ended September 30, 2001, representing an increase of 45.6% over the cost of revenues of $ 50.2 million for the same period in fiscal 2001. Cost of revenues represented 53.2% and 51.3% of total revenues for the three months ended September 30, 2001 and September 30, 2000, respectively. This increase in costs as a percentage of revenues was attributable to: (i) an increase in personnel costs from annual salary increments effective April 1, 2001; (ii) an increase in compensation paid to U.S. based employees to comply with new immigration regulations introduced in the U.S. effective July 2001; (iii) increased personnel costs for new hires as well as an increase in depreciation. This increase was offset by a decrease in foreign travel expenses and cost of software purchased for internal use, which represented 2.9% and 1.4% respectively, of revenues for the quarter ended September 30, 2001 as compared to 4.2% and 2.7% respectively, of revenues for the quarter ended September 30, 2000.

     Gross Profit. Gross profit was $ 64.2 million for the three months ended September 30, 2001 representing an increase of 34.6% over gross profit of $
     47.7 million for the three months ended September 30, 2000. As a percentage of total revenues, gross profit decreased to 46.8% for the three months ended September 30, 2001 from 48.7% for the corresponding period in fiscal 2001. This decrease in gross profit as a percentage of revenues was attributable to: (i) an increase in personnel costs from annual salary increments effective April 1, 2001; (ii) an increase in compensation paid to U.S. based employees to comply with new immigration regulations introduced in the U.S. effective July 2001; (iii) increased personnel costs for new hires; (iv) an increase in depreciation. This increase was offset by a decrease in foreign travel expenses and cost of software purchased for internal use.

     Selling and marketing expenses. Sales and marketing expenses were $ 7.0 million in the three months ended September 30, 2001, an increase of 40% over sales and marketing expenses of $ 5.0 million in the three months ended September 30, 2000. Sales and marketing expenses as a percentage of total revenues was 5.1% in each of the three months ended September 30, 2001 and 2000, respectively. The number of sales offices increased to 26 as of September 30, 2001, from 22 as of September 30, 2000. As of September 30, 2001, the number of sales and marketing personnel increased to 133, up from 87 as of September 30, 2000.

     General and administrative expenses. General and administrative expenses were $ 10.8 million for the three months ended September 30, 2001, representing an increase of 16.1% over general and administrative expenses of $ 9.3 million for the three months ended September 30, 2000. General and administrative expenses were 7.9% and 9.5% of total revenues for the three months ended September 30, 2001 and 2000, respectively. This decrease in general and administrative expenses as a percentage of revenues was primarily attributable to a decrease in the provision for doubtful debts and traveling and conveyance expenses, which comprised 0.5% and 0.6% of revenues, respectively during the three-month period ended September 30, 2001 as compared to 1.1% and 1.0%, respectively, in the corresponding previous period as well as a benefit due to scale of operations.

     Amortization of Deferred Stock Compensation Expense. Amortization of deferred stock compensation expense was $ 1.3 million in each of the three months ended September 30, 2001 and 2000. Deferred stock compensation expense reflects the continued amortization of compensation expense from stock purchase rights granted in prior periods.

     Operating Income. Operating income was $ 45.1 million for the three months ended September 30, 2001, an increase of 40.5% over the operating income of $ 32.1 million for the corresponding period in fiscal 2001. As a percentage of revenues, operating income was 32.9% in each of the three months ended September 30, 2001 and 2000, respectively.

     Other Income. Other income was $ 3.1 million for the three months ended September 30, 2001 as compared to $ 4.3 million for the corresponding period in fiscal 2001. Other income during the three months ended September 30, 2001 includes $ 0.7 million arising from exchange differences on translation of foreign currency deposits and interest income of $ 2.3 million earned on foreign currency deposits. Other income for the three months ended September 30, 2000 primarily includes $ 2.1 million arising from exchange differences arising on the translation of foreign currency deposits and interest income of $ 2.2 million earned on proceeds from the issue of American Depositary Shares.

     Provision for Income Taxes. Provision for income taxes was $ 7.0 million for the three months ended September 30, 2001 as compared to $ 3.7 million for the corresponding period in fiscal 2001. The company's effective tax rate increased to 14.5% for the three months ended September 30, 2001 as compared to 10.2% for the corresponding period in fiscal 2001. The increase in the effective tax rate was primarily attributable to an increase in foreign taxes paid in respect of overseas operations of the company in the three months ended September 30, 2001 as compared to the three months ended September 30, 2000.

     Net Income. Net income was $ 41.2 million for the three months ended September 30, 2001, an increase of 26.0% over net income of $ 32.7 million for the corresponding period in fiscal 2001. As a percentage of total revenues, net income decreased to 30.1% for the three months ended September 30, 2001 from 33.5% for the corresponding period in fiscal 2001.

2.3 Liquidity and capital resources

     The growth of the company has been financed largely from cash generated from operations and, to a lesser extent, from the proceeds of equity issues and borrowings. In 1993, the company raised approximately $ 4.4 million in gross aggregate proceeds from its initial public offering of equity shares on Indian stock exchanges. In 1994, the company raised an additional $ 7.7 million through private placements of its equity shares with foreign institutional investors. In 1999, the company raised $ 66.3 million through the issue of American Depositary Shares (ADSs). As of September 30, 2001, the company had $ 149.4 million in cash and cash equivalents, $ 201.4 million in working capital and no outstanding bank borrowings.

     Net cash provided by operating activities was $ 95.9 million and $ 64.0 million in the six months ended September 30, 2001 and 2000, respectively. Net cash provided by operations consisted primarily of net income offset, in part, by an increase in accounts receivable. Accounts receivable as a percentage of total revenues, represented 13.4% and 14.8% as of September 30, 2001 and 2000, respectively. Further, the average days outstanding of accounts receivable has decreased in the 0-30 and greater than 90-day aging periods and increased in the 31-60 and 61-90 day aging periods as of September 30, 2001 compared to September 30, 2000. The company's policy on accounts receivable includes a periodic review of its accounts receivable, including a review of the age, amount, and quality of each account receivable; the relationship with, size of, and history of the client; the quality of service delivered by the company to the client and the current economic environment, to determine the classification of an account receivable. Should the review so demand, the company will classify the accounts into secured and unsecured accounts, and further subclassified between good or doubtful accounts. The company makes provisions for all accounts receivable classified as unsecured or doubtful and for all accounts receivable that are outstanding more than 180 days. Management continues pursuing the parties for recovery of dues, in part or full. Prepaid expenses and other current assets increased by $ 0.6 million and $
     0.9 million during the six months ended September 30, 2001 and 2000, respectively. The increases in both periods were primarily due to increases in loans to employees. Other accrued liabilities increased by $ 9.6 million and $ 2.2 million in the six months ended September 30, 2001 and 2000, respectively, primarily due to an increase in accrued compensation to staff and provisions for expenses in both periods.

     Unearned revenue as of September 30, 2001 was $ 6.8 million compared to $
     16.0 million as of September 30, 2000 and consists primarily of advance client billings on fixed-price, fixed-time frame contracts for which related costs were not yet incurred. The proportion of fixed-price contracts under which the company was entitled to bill clients in advance decreased as of September 30, 2001 over the prior year.

     Net cash used in investing activities was $ 49.9 million and $ 47.2 million in the six months ended September 30, 2001 and 2000, respectively. Net cash used in investing activities in the six months ended September 30, 2001 and 2000 consisted primarily of $ 45.4 million and $ 41.1 million, respectively, for property, plant and equipment. Additionally, the company invested an aggregate amount of $ 2.2 million to purchase the capital stock of Workadia Inc., during the six months ended September 30, 2001. The company invested $ 5.1 million to purchase stock in M-Commerce Ventures Pte. Limited ($ 0.1 million), Asia Net Media BVI Limited ($ 1.5 million), Alpha Thinx Mobile Services AG ($ 0.5 million) and CiDRA Corporation ($ 3 million) during the six months ended September 30, 2000.

     Publicly-traded Indian companies customarily pay dividends. The company paid cash dividends of $ 11.6 million and $ 4.9 million in the six months ended September 30, 2001 and 2000, respectively.

     As of September 30, 2001, the company had contractual commitments for capital expenditure of $ 14.1 million.

2.4  Reconciliation between U.S. and Indian GAAP

     There are material differences between financial statements prepared as per Indian and U.S. GAAP. These differences arise due to accounting for stock-based compensation, and non-recognition of unrealized gains on transfers of intellectual property rights, as required by U.S. GAAP. Indian GAAP requires only a provision for diminution in the value of current investments and permits the recognition of unrealized gains on transfers of intellectual property rights in the financial statements. Prior to April 1, 2001, Indian GAAP did not also require provision for deferred taxes and consolidation of accounts of subsidiaries.

-----------------------------------------------------------------------------------------------------------------------------
Reconciliation of net income                                    Three months ended                    Six months ended
                                                                   September 30,                        September 30,
                                                               2001             2000               2001              2000
-----------------------------------------------------------------------------------------------------------------------------
Net profit as per Indian GAAP                            $ 42,543,746      $ 33,865,614       $ 83,044,860      $ 62,431,499
Amortization of deferred stock
compensation expense                                       (1,251,327)       (1,275,796)        (2,511,082)       (2,551,592)
Provision for retirement benefits to employees                      -                 -                  -           741,000
Deferred income taxes                                               -           192,068                  -          (310,863)
Provision for contingency / e-inventing the company                 -                 -                  -           (87,387)
Transfer of intellectual property rights                            -                 -                  -        (1,230,824)
-----------------------------------------------------------------------------------------------------------------------------
Net income as per US GAAP                                $ 41,292,419      $ 32,781,886       $ 80,533,778      $ 59,613,559
=============================================================================================================================

2.5  Investments

     2.5.1 Yantra Corporation

     Prior to October 20, 1998, the company owned a majority of the voting stock of Yantra. As a result, all of Yantra's operating losses through October 20, 1998 were recognized in the company's consolidated financial statements. For fiscal 1998 and fiscal 1999, Yantra's losses recognized in the company's financial statements were $ 1.6 million and $ 2.0 million, respectively. On October 20, 1998, the company sold a portion of Yantra's shares held by it, thereby reducing its interest to less than one-half of the voting stock of Yantra. As of October 20, 1998, the company owned all of the outstanding common stock of Yantra, but had no financial obligations or commitments to Yantra and did not intend to extend Yantra with any financial support. Accordingly, Yantra's results after October 20, 1998 were not recognized in the company's financial statements under U.S. GAAP. Yantra's revenues were $ 1.3 million and $ 2.0 million for fiscal 1998 and for the period ended October 20, 1998, respectively, while gross profits were $ 574,000 and $ 546,000, respectively, for these same periods. Yantra's revenues were 1.9% and 2.3% of the company's revenues for fiscal 1998 and for the period ended October 20, 1998, respectively. Its gross profits were 2.0% and 1.4% of the company's gross profits for these same periods. Yantra currently provides e-commerce operations solutions through PureEcommerce(TM), a scalable web-based solution that facilitates real-time transaction management across the extraprise. In June 1999, Yantra sold Series C Convertible Preferred Stock in the amount of $ 15 million to unrelated existing and new investors, reducing the company's voting control to approximately 25%. In July 2000, Yantra sold Series D Convertible Preferred Stock amounting to $ 49.0 million, to unrelated existing and new investors, further reducing the company's voting control to approximately 16% on a fully diluted basis.

     2.5.2 Other Investments

     During the six months ended September 30, 2001 the company also invested in Workadia Inc., a Delaware corporation, by purchasing 440,000 shares of Series B Convertible Preferred Stock, par value US$ 0.001 per share, for an aggregate investment of US $2.2 million.

2.6 Principles of Currency Translation

     In the six months ended September 30, 2001, 95.0% of the company's revenues were generated in U.S. dollars and European currencies. A majority of the company's expenses were incurred in rupees, and the balance was incurred in U.S. dollars and European currencies. The functional currency of the company is the Indian rupee. Revenues generated in foreign currencies are translated into Indian rupees using the exchange rate prevailing on the dates revenues are recognized. Expenses of overseas operations incurred in foreign currencies are translated into Indian rupees at either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities of foreign branches held in foreign currency are translated into Indian rupees at the end of the applicable reporting period. For U.S. GAAP reporting, the financial statements are translated into U.S. dollars using the average monthly exchange rate for revenues and expenses and the period end rate for assets and liabilities. The gains or losses from such translation are reported as "Other comprehensive income", a separate component of stockholders' equity. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar.

2.7 Income Tax Matters

     The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives presently include:
     (i) an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operation of software development facilities designated as "Software Technology Parks" (the "STP Tax Holiday"); and (ii) a tax deduction for profits derived from exporting computer software (the "Export Deduction"). All but one of the company's software development facilities are located in a designated Software Technology Park ("STP"). The Government of India has recently amended the tax incentives available to companies set up in designated STPs. The period of the STP Tax Holiday available to such companies is restricted to 10 consecutive years beginning from the financial year when the unit started producing computer software or March 31, 2000, whichever is earlier. Additionally, the Export Deduction will be phased out over a period of five years starting from fiscal 2000. The benefits of these tax incentive programs have historically resulted in an effective tax rate for the company well below statutory rates. There is no assurance that the Government of India will continue to provide these incentives. The company pays corporate income tax in foreign countries on income derived from operations in those countries.

2.8 Effects of Inflation

     The company's most significant costs are salaries and related benefits for its employees. Competition in India and the United States for IT professionals with the advanced technological skills necessary to perform the services offered by the company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the company must adequately anticipate wage increases and other cost increases, particularly on its long-term contracts. Historically, the company's wage costs in India have been significantly lower than prevailing wage costs in the United States for comparably-skilled employees, although wage costs in India are presently increasing at a faster rate than in the United States. There can be no assurance that the company will be able to recover cost increases through increases in the prices that it charges for its services in the United States.

2.9 Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that all business combinations be accounted for under a single method-the purchase method. Use of the pooling-of-interests method is no longer permitted and is effective for business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment and is effective for fiscal years beginning after December 15, 2001, with earlier application permitted for entities with fiscal years beginning after March 31, 2001.

     In August 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged.

     In August 2001, the FASB also issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under this standard, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged. Both SFAS 141 and 142 are not currently applicable to the company. The company is evaluating the impact of SFAS 143 and 144 on its operations.

2.10 Risk factors

     2.10.1 Management of growth

     The company has experienced significant growth in recent periods. As of September 30, 2001, the company employed approximately 9,300 software professionals worldwide with 16 software development facilities in India, six proximity development centers in the United Kingdom and the U.S., and one global development center in Canada, as compared to approximately 6,940 with 17 facilities in India as of September 30, 2000. In fiscal 2001, 2000 and 1999, the company approved major expansions to its existing facilities and the building of new facilities. The company's growth is expected to place significant demands on its management and other resources and will require it to continue to develop and improve its operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in: recruiting and retaining sufficient skilled technical, marketing and management personnel; providing adequate training and supervision to maintain the company's high quality standards; and preserving the company's culture and values and its entrepreneurial environment. The company's inability to manage its growth effectively could have a material adverse effect on the quality of the company's services and projects, its ability to attract clients as well as skilled personnel, its business prospects, and its results of operations and financial condition.

     2.10.2 Potential fluctuations in future operating results

     Historically, the company's operating results have fluctuated, and may continue to fluctuate in future, depending on a number of factors, including: the size, timing and profitability of significant projects; the proportion of services that are performed at client sites rather than at the company's offshore facilities; the accuracy of estimates of resources and time required to complete ongoing projects, particularly projects performed under fixed-price, fixed-time frame contracts; a change in the mix of services provided to its clients or in the relative proportion of services and product revenues; the timing of tax holidays and other Government of India incentives; the effect of seasonal hiring patterns and the time required to train and productively utilize new employees; the size and timing of facilities expansion; unanticipated increases in wage rates; the company's success in expanding its sales and marketing programs; currency exchange rate fluctuations and other general economic factors. A high percentage of the company's operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of the company's projects or in employee utilization rates may cause significant variations in operating results in any particular quarter. The company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the company's equity shares and ADSs are likely to be materially adversely affected.

     2.10.3 Impact of a slowdown in IT spending in the U.S.

     Historically, a significant portion of the company's revenues was derived from the U.S. For example, in fiscal 2001 and 2000, approximately 70.0% and 73.8% of the company's revenues were derived from the U.S. Currently there are indications of an economic slowdown in the U.S. Accordingly, the IT services sector in the U.S. may experience some adjustment as a result of the economy. The continued growth of companies in this sector will depend upon their ability to adapt to the changes in the market and justify their customer's investments in new projects that will drive customer retention up and costs down. Consequently, the company's competitors may reduce contract prices to retain customers and win new contracts. This may affect the company's ability to win new clients and retain existing clients as well as the company's ability to sustain its current pricing strategy. An inability to retain current pricing structures, retain clients or win new client contracts may result in lower revenue growth and lowered profit margins for the company. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

     2.10.4 Exposure to industry segments

     The company derives a significant proportion of its revenues from certain industry segments. For example, in fiscal 2001 the company derived 33.7% and 18.4% of its revenues from the insurance, banking and financial services, and telecom industry segments respectively, as compared to 30.1% and 15.4%, respectively in fiscal 2000. There are indications that the possible economic slowdown in the U.S. may impact the growth prospects of companies that operate in the insurance, banking and financial services, and telecom industry segments. Consequently, these companies may reduce or entirely eliminate their IT spending, or postpone decisions regarding new expenditures with respect to IT spending. The company believes that a sustained reduction or elimination in IT spending by these such companies and a longer client engagement time that such companies may adopt, may affect the company's ability to win new clients and retain existing clients as well as the company's ability to sustain its current pricing strategy. An inability to retain current pricing structures, retain clients or win new client contracts may result in lower revenue growth and lowered profit margins for the company. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

     2.10.5 Exposure to start-ups and venture funded companies

     Several of the company's clients are early stage, young companies with little or limited financing. The company derived 10.8% of its revenues from such companies in fiscal 2001. The ability of such early stage companies to raise capital for operations and expansion plans has recently become more difficult as a result of several factors, including the U.S. capital market declines and a slowing U.S. economy. Consequently, these companies may reduce or entirely eliminate their IT spending, or postpone decisions regarding new expenditures with respect to IT spending. The company believes that a sustained reduction or elimination in IT spending by these such companies and a longer client engagement time that such companies may adopt, may affect the company's ability to win new clients and retain existing clients as well as the company's ability to sustain its current pricing strategy. An inability to retain current pricing structures, retain clients or win new client contracts may result in lower revenue growth and lowered profit margins for the company. Additionally, such companies may become greater risks and not be able to adequately pay for past services rendered. Due to all of the foregoing factors, it is possible that in some future quarter the company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the equity shares and ADSs are likely to be materially adversely affected.

     2.10.6 Risks related to investments in Indian securities

     The company is incorporated in India and substantially all of its assets, and a substantial majority of its employees are located in India. Consequently, the company's performance may be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policy, as well as political, social and economic developments affecting India.

     Political and economic environment. During the past decade and particularly since 1991, the Government of India has pursued policies of economic liberalization, including significant relaxations of restrictions on the private sector. Nevertheless, the role of the Indian central and state Governments in the Indian economy as producers, consumers and regulators has remained significant. Additionally, since 1996, the Government of India has changed three times. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continuation of the economic liberalization policies pursued by previous governments and has, in addition, set up a special IT task force to promote the IT industry. However, the speed of economic liberalization could change, and specific laws and policies affecting IT companies, foreign investment, currency exchange rates and other matters affecting investment in the company's securities could change as well. Further, there can be no assurance that the liberalization policies will continue in the future. A significant change in the Government of India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and the company's business in particular. South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries. The potential for such hostilities has recently increased as a result of terrorist attacks in the U.S. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies and on the business of the company.

     Government of India incentives and regulation. The company benefits from a variety of incentives given to software firms in India, such as relief from import duties on hardware, a tax exemption for income derived from software exports, and tax holidays and infrastructure support for companies, such as Infosys, operating in specially designated "Software Technology Parks". There can be no assurance that these incentives will continue in future. Further, there is a risk that changes in tax rates or laws affecting foreign investment, currency exchange rates or other regulations will render the Government of India's regulatory scheme less favorable to the company and could adversely affect the market price of the company's equity shares and its ADSs. Should the regulations and incentives promulgated by the Government of India become less favorable to the company, the company's results of operations and financial condition could be adversely affected.

     Restrictions on foreign investment. Foreign investment in Indian securities is generally regulated by the Foreign Exchange Management Act, 1999. In certain emerging markets, including India, Global Depositary Shares and ADSs may trade at a discount or premium, as the case may be, to the underlying shares, in part because of restrictions on foreign ownership of the underlying shares. In addition, under current Indian laws and regulations, the Depositary can accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares provided the shares so accepted for conversion into ADSs shall not exceed the number of equity shares which were released by the custodian pursuant to conversions of ADSs into equity shares under the Depositary Agreement. Therefore, a holder of ADSs who surrenders ADSs and withdraws equity shares is not permitted subsequently to deposit such equity shares and obtain ADSs if such ADSs obtained on conversion are in excess of the ADSs originally converted or surrendered. This limited ability to convert equity shares into ADSs increases the probability that the price of the ADSs will not trade on par with the price of the equity shares as quoted on the Indian stock exchanges. Holders who seek to sell in India any equity shares withdrawn from the depositary facility and to convert the rupee proceeds from such sale into foreign currency and repatriate such foreign currency from India will have to obtain Reserve Bank of India ("RBI") approval for each such transaction. Further, under current Indian regulations and practice, the approval of the RBI is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India. There can be no assurance that any such approval can be obtained.

     Exchange rate fluctuations. Market risks relating to the company's operations result primarily from changes in interest rates and changes in foreign exchange rates. The company's functional currency is the Indian Rupee although it transacts a major portion of its business in foreign currencies and accordingly has foreign currency exposure through its sales in the United States and purchases from overseas suppliers in U.S. dollars. In its U.S. operations, the company does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse affect on the company's sales, cost of services sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse affect on the company's business, operating results and financial condition. The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the four-year period from March 31, 1997 through March 31, 2001, the value of the rupee against the U.S. dollar declined by approximately 29.8%. For the six months ended September 30, 2001 and for fiscal 2001 and 2000, the company's U.S. dollar-denominated revenues represented 86.8%, 89.5% and 88.3%, respectively, of total revenues. The company expects that a majority of its revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of the company's expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, the company's results of operations will be adversely affected to the extent the rupee appreciates against the U.S. dollar. The company has in the past sought to reduce the effect of exchange rate fluctuations on operating results by purchasing foreign exchange forward contracts to cover a portion of outstanding accounts receivable on a need basis. These contracts typically mature within three months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. As of September 30, 2001, the company had outstanding forward contracts in the amount of $ 26,000,000. These contracts typically mature within three months, must be settled on the day of maturity and may be cancelled subject to the payment of any gains or losses in the difference between the contract exchange rate and the market exchange rate on the date of cancellation. The company uses these instruments only as a hedging mechanism and not for speculative purposes. There can be no assurance that the company will purchase contracts adequate to insulate itself from foreign exchange currency risks or that any such contracts will perform adequately as a hedging mechanism. Devaluation of the rupee will result in foreign currency translation losses. For example, for the six months ended September 30, 2001 and for fiscal 2001 and fiscal 2000, the company's foreign currency translation losses were approximately $ 9.2 million, $
     14.5 million and $ 5.0 million respectively.

     Fluctuations in the exchange rate between the rupee and the U.S. dollar also will affect the U.S. dollar conversion by the Depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian Stock Exchanges and, as a result, are likely to affect the market prices of the ADSs in the United States, and vice versa. Such fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the Depositary under the Depositary Agreement. There can be no assurance that holders will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur.

     2.10.7 Substantial investment in new facilities

     As of September 30, 2001, the company had contractual commitments of $14.1 million for capital expenditure and has budgeted for significant expansion of infrastructure in the near future. Since such an expansion will significantly increase the company's fixed costs, the company's results of operations will be materially adversely affected if the company is unable to grow its business proportionately. Although the company has successfully developed new facilities in the past, there can be no assurance that the company will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, there can be no assurance that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms or at all.

     2.10.8 Restrictions on US immigration

     The company's professionals who work on-site at client facilities in the United States on temporary and extended assignments are typically required to obtain visas. As of September 30, 2001, substantially all of the company's personnel in the United States were working pursuant to H-1B visas (1,311 persons) or L-1 visas (320 persons). Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that the United States Immigration and Naturalization Service ("USINS") may approve in any government fiscal year. In years in which this limit is reached, the company may be unable to obtain the H-1B visas necessary to bring its critical Indian IT professionals to the United States on an extended basis. In response to recent terrorist attacks in the United States, the USINS has increased the level of scrutiny in granting visas to people of South-East Asian origin. As a result, the company may not be able to obtain a sufficient number of H-1B visas for its personnel on time schedules it has in the past, or at all. These restrictions and other changes in existing U.S. immigration laws that make it more difficult for the company to obtain H-1B and L-1 visas could impair the company's ability to compete for and provide services to clients and could have a material adverse effect on the company's results of operations and financial condition.

     2.10.9 Risks related to international operations

     While most of the company's software development facilities are currently located in India, the company intends to develop new software development facilities in other regions, including potentially South-East Asia, Latin America and Europe. The company has not yet made substantial contractual commitments to develop such new software development facilities, and there can be no assurance that the company will not significantly alter or reduce its proposed expansion plans. The company's lack of experience with facilities outside of India subject the company to further risk with regard to foreign regulation and overseas facilities management. Increasing the number of software development facilities and the scope of operations outside of India subjects the company to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency exchange rate fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. Such developments could have a material adverse effect on the company's business, results of operations and financial condition.

     2.10.10 Dependence on skilled personnel; risks of wage inflation

     The company's ability to execute project engagements and to obtain new clients depends, in large part, on its ability to attract, train, motivate and retain highly skilled IT professionals, particularly project managers, software engineers and other senior technical personnel. An inability to hire and retain additional qualified personnel will impair the company's ability to bid for or obtain new projects and to continue to expand its business. The company believes that there is significant competition for IT professionals with the skills necessary to perform the services offered by the company. There can be no assurance that the company will be able to assimilate and manage new IT professionals effectively. Any increase in the attrition rates experienced by the company, particularly the rate of attrition of experienced software engineers and project managers, would adversely affect the company's results of operations and financial condition. There can be no assurance that the company will be successful in recruiting and retaining a sufficient number of replacement IT professionals with the requisite skills to replace those IT professionals who leave. Further, there can be no assurance that the company will be able to re-deploy and retrain its IT professionals to keep pace with continuing changes in IT, evolving standards and changing client preferences. Historically, the company's wage costs in India have been significantly lower than wage costs in the United States for comparably skilled IT professionals. However, wage costs in India are presently increasing at a faster rate than those in the United States. Changes in immigration laws of the countries where the company's personnel are on short-term assignments, requiring the company to pay a minimum threshold wage higher than the current wage of these personnel as a condition for obtaining visas or work permits may impact the profitability of the company. In the long-term, wage increases may have an adverse effect on the company's profit margins unless the company is able to continue increasing the efficiency and productivity of its professionals.

     2.10.11 Client concentration

     The company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large corporate clients. For the three months ended September 30, 2001 and for fiscal 2001 and 2000, the company's largest client accounted for 6.4%, 7.3% and 7.2% respectively, of the company's total revenues and its five largest clients accounted for 25.3%, 26.0% and 30.2%, respectively, of the company's total revenues. The volume of work performed for specific clients is likely to vary from year to year, particularly since the company is usually not the exclusive outside software service provider for its clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. The loss of any large client could have a material adverse effect on the company's results of operations and financial condition. Since many of the contracted projects are critical to the operations of its clients' businesses, any failure to meet client expectations could result in a cancellation or non-renewal of a contract. However, there are a number of factors other than the company's performance that could cause the loss of a client and that may not be predictable. In other circumstances, the company reduced significantly the services provided to its client when the client either changed its outsourcing strategy by moving more work in-house and reducing the number of its vendors, or replaced its existing software with packaged software supported by the licensor. There can be no assurance that the same circumstances may not arise in future.

     2.10.12 Fixed-price, fixed-time frame contracts

     As a core element of its business strategy, the company continues to offer a significant portion of its services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although the company uses specified software engineering processes and its past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, the company bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. The company's failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or its failure to complete its contractual obligations within the time frame committed could have a material adverse effect on the company's results of operations and financial condition.

     2.10.13 Infrastructure and potential disruption in telecommunications

     A significant element of the company's business strategy is to continue to leverage its various software development centers in Bangalore, Bhubaneswar, Chennai, Mangalore, Pune, Hyderabad, Mohali and Mysore, India and to expand the number of such centers in India as well as outside India. The company believes that the use of a strategically located network of software development centers will provide the company with cost advantages, the ability to attract highly skilled personnel in various regions, the ability to service clients on a regional and global basis, and the ability to provide 24-hour service to its clients. Pursuant to its service delivery model, the company must maintain active voice and data communication between its main offices in Bangalore, the offices of its clients, and its other software development facilities. Although the company maintains redundant software development facilities and satellite communications links, any significant loss of the company's ability to transmit voice and data through satellite and telephone communications would have a material adverse effect on the company's results of operations and financial condition.

     2.10.14 Competition

     The market for IT services is highly competitive. Competitors include IT services companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, temporary employment agencies, other technology companies and client in-house MIS departments. Competitors include international firms as well as national, regional and local firms located in the United States, Europe and India. The company expects that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. Historically, one of the company's key competitive advantages has been a cost advantage relative to service providers in the United States and Europe. Since wage costs in India are presently increasing at a faster rate than those in the United States, the company's ability to compete effectively will become increasingly dependent on its reputation, the quality of its services, and its expertise in specific markets. Many of the company's competitors have significantly greater financial, technical and marketing resources and generate greater revenue than the company, and there can be no assurance that the company will be able to compete successfully with such competitors and will not lose existing clients to such competitors. The company believes that its ability to compete also depends in part on a number of factors outside its control, including the ability of its competitors to attract, train, motivate and retain highly skilled IT professionals, the price at which its competitors offer comparable services, and the extent of its competitors' responsiveness to client needs.

     2.10.15 Dependence on key personnel

     The company's success depends to a significant degree upon continued contributions of members of the company's senior management and other key research and development and sales and marketing personnel. The company generally does not enter into employment agreements with its senior management and other key personnel that provide for substantial restrictions on such persons leaving the company. The loss of any of such persons could have a material adverse effect on the company's business, financial condition and results of operations.

     2.10.16 Potential liability to clients; risk of exceeding insurance coverage

     Many of the company's contracts involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the company, regardless of the company's responsibility for such failure. Although the company attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, there can be no assurance the limitations of liability set forth in its service contracts will be enforceable in all instances or will otherwise protect the company from liability for damages. The company maintains general liability insurance coverage, including coverage for errors or omissions; however, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the company that exceed available insurance coverage or changes in the company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect the company's results of operations and financial condition.

     2.10.17 Risks associated with possible acquisitions

     The company intends to evaluate potential acquisitions on an ongoing basis. As of the date of this Quarterly Report, however, the company has no understanding, commitment or agreement with respect to any material future acquisition. Since the company has not made any acquisitions in the past, there can be no assurance that the company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition, or successfully integrate any acquired business into the company's operations. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel and clients, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the company's results of operations and financial condition. Under Indian law, except in certain limited circumstances, the company may not make any acquisition of, or investment in, a non-Indian company without RBI and, in most cases, Government of India approval. Even if the company does encounter an attractive acquisition candidate, there can be no assurance that RBI and, if required, Government of India approval can be obtained.

     2.10.18 Risks associated with strategic investments

     The company has made and continues to make strategic investments in early stage technology companies in order to gain experience in niche technologies. The company has invested an aggregate of $ 5.9 million in strategic investments in fiscal 2001 and $ 2.2 million for the six months ended September 30, 2001. However, there can be no assurance that the company will be successful in its investments and will benefit from such investments. The loss of any of such investments could have a material adverse effect on the company's business, financial condition and results of operations.

     2.10.19 Risks associated with incubation

     The company incubates employee ideas that it expects to be commercially viable. The company may incur significant expenditures until the successful commercialization of these ideas. The company may also hold equity in these incubation ventures in return for transfers of intellectual property rights related to incubated ideas. However, there can be no assurance that the company will be successful in incubating ideas, will be successful in commercializing such ideas, or will benefit from such incubation ventures. The failure of any of such incubation ventures could have a material adverse effect on the company's reputation, business, financial condition and results of operations.

     2.10.20 Risks related to software product sales

     The company derived 3.8%, 2.5% and 2.6% of its total revenue from the sale of software products in the three months ended September 30, 2001, fiscal 2001 and fiscal 2000, respectively. The development of the company's software products requires significant investments. The markets for the company's primary software product are competitive and currently located in developing countries, and there can be no assurance that such a product will continue to be commercially successful. In addition, there can be no assurance that any new products developed by the company will be commercially successful or that the costs of developing such new products will be recouped. A decrease in the company's product revenues or margins could adversely affect the company's results of operations and financial condition. Additionally, software product revenues typically occur in periods subsequent to the periods in which the costs are incurred for development of such products. There can be no assurance that such delayed revenues will not cause periodic fluctuations of the company's results of operations and financial condition.

     2.10.21 Restrictions on exercise of preemptive rights by ADS holders

     Under the Indian Companies Act, 1956 ("Indian Companies Act"), a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the company's shareholders. U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. The company's decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights and any other factors the company considers appropriate at the time. No assurance can be given that the company would file a registration statement under these circumstances. If the company issues any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the company would be reduced.

     2.10.22 Intellectual property rights

     The company relies upon a combination of non-disclosure and other contractual arrangements and copyright, trade secrets and trademark laws to protect its proprietary rights. Ownership of software and associated deliverables created for clients is generally retained by or assigned to the client, and the company does not retain an interest in such software and deliverables. The company also develops foundation and application software products, or software "tools", which are licensed to clients and remain the property of the company. The company has obtained registration of INFOSYS as a trademark in India and the United States, and does not have any patents or registered copyrights in the United States. The company currently requires its IT professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to, and distribution of its proprietary information. There can be no assurance that the steps taken by the company in this regard will be adequate to deter misappropriation of proprietary information or that the company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

     Although the company believes that its services and products do not infringe upon the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the company in the future. Assertion of such claims against the company could result in litigation, and there can be no assurance that the company would be able to prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. There can be no assurance that the company will be able to protect such licenses from infringement or misuse, or prevent infringement claims against the company in connection with its licensing efforts. The company expects that the risk of infringement claims against the company will increase if more of the company's competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to the company and divert management's attention from the company's operations. Any infringement claim or litigation against the company could, therefore, have a material adverse effect on the company's results of operations and financial condition.

     2.10.23 Control by principal shareholders, officers and directors; anti-takeover provisions

     The company's officers and directors, together with members of their immediate families, in the aggregate, beneficially own approximately 29.83% of the company's issued equity shares. As a result, such persons, acting together, will likely still have the ability to exercise significant control over most matters requiring approval by the shareholders of the company, including the election and removal of directors and significant corporate transactions. Such control by the company's officers and directors could delay, defer or prevent a change in control of the company, impede a merger, consolidation, takeover or other business combination involving the company, or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the company.

     The Indian Companies Act and the company's Articles of Association (the "Articles") require that: (i) at least two-thirds of the company's directors shall serve for a specified term and shall be subject to re-election by the company's shareholders at the expiration of such terms; and (ii) at least one-third of the company's directors who are subject to re-election shall be up for re-election at each annual meeting of the company's shareholders. In addition, the company's Articles provide that Mr. N. R. Narayana Murthy, one of the company's principal founders and its Chairman of the Board and Chief Executive Officer, shall serve as the company's Chairman of the Board and shall not be subject to re-election as long as he and his relatives, own at least 5% of the company's outstanding equity securities. Furthermore, any amendment to the company's Articles would require the affirmative vote of three-fourths of the company's shareholders. Finally, foreign investment in Indian companies is highly regulated. These provisions could delay, defer or prevent a change in control of the company, impede a business combination involving the company or discourage a potential acquiror from attempting to obtain control of the company.

Item 3. Quantitative and Qualitative Disclosure About Market Risk

3.1  Foreign Currency Market Risk

     This information is set forth under the caption "Exchange rate fluctuations" under item 2.10.6, Risks related to Investments in Indian securities, above, and is incorporated herein by reference.

Part II - Other Information

Item 1. Legal Proceedings

     The company, its directors, senior executive officers and affiliates are not currently a party to any material legal proceedings.

Item 2. Changes in Securities and Use of Proceeds

     None

Item 3. Default upon senior securities

     None

Item 4. Submission of matters to a vote of security holders

     None

Item 5. Other Information

     None

Item 6. Exhibits and Reports

     Infosys filed no reports on Form 8-K during the quarter ended September 30, 2001.

                                 EXHIBIT INDEX

Exhibit Number   Description of Document

     19.1 Infosys Quarterly report to the shareholders for the quarter ended September 30, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

     Dated: November 07, 2001         INFOSYS TECHNOLOGIES LIMITED

                                      By: /s/ Narayana N. R. Murthy
                                          ------------------------------------
                                          Narayana N. R. Murthy,
                                          Chairman and Chief Executive Officer

                                          /s/ Nandan M. Nilekani
                                          ------------------------------------
                                          Nandan M. Nilekani,
                                          Managing Director, President and
                                          Chief Operating Officer